SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C.  20549

SCHEDULE 13G

AMENDMENT NO. 1

(RULE 13d-102)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED
PURSUANT TO RULE 13d-1(b), (c) AND (d)
AND AMENDMENTS THERETO FILED PURSUANT TO RULE 13d-2(b)

INNOVATIVE SOFTWARE TECHNOLOGIES, INC.
(Name of Issuer)

COMMON STOCK
(Title of Class of Securities)

0001084047
(CUSIP Number)

DECEMBER 31, 2009
(Date of event which requires filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐ Rule 13d-1(b)

☒ Rule 13d-1(c)

☐ Rule 13d-1(d)

(Continued on following pages)

(Page 1 of 8 Pages)

1.	NAME OF REPORTING PERSON S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON Crescent International Ltd.
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☒
3.	SEC USE ONLY
4.	CITIZENSHIP OR PLACE OF ORGANIZATION: Bermuda
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5.	SOLE VOTING POWER 4,941,939
	6.	SHARED VOTING POWER None.
	7.	SOLE DISPOSITIVE POWER 4,941,939
	8.	SHARED DISPOSITIVE POWER None.
9.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 4,941,939
10.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES ☐
11.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 4.99% (1)
12.	TYPE OF REPORTING PERSON: OO

1.	NAME OF REPORTING PERSON S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON Cantara (Switzerland) SA
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☒
3.	SEC USE ONLY
4.	CITIZENSHIP OR PLACE OF ORGANIZATION: Switzerland
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5.	SOLE VOTING POWER 4,941,939
	6.	SHARED VOTING POWER None.
	7.	SOLE DISPOSITIVE POWER 4,941,939
	8.	SHARED DISPOSITIVE POWER None.
9.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 4,941,939
10.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES ☐
11.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 4.99% (1)
12.	TYPE OF REPORTING PERSON: OO

(1)
The ownership percentage of the Reporting Persons is based on 99,036,851 issued and outstanding shares of Common Stock of the Issuer as of August 17, 2009, as stated in the Company’s Form 10-Q for the quarter ended June 30, 2009 and filed with the Securities and Exchange Commission on August 19, 2009.

Item 1(a).	Name of Issuer.
Innovative Software Technologies, Inc. (“Innovative Software Technologies” or the “Issuer”)
Item 1(b).	Address of Issuer’s Principal Executive Offices.
1413 S. Howard Avenue, Suite 220 Tampa, Florida 33606-7102
Item 2(a).	Names of Persons Filing.
(i)Crescent International Ltd. (“Crescent”) (ii)Cantara (Switzerland) SA (“Cantara”)

Item 2(b).	Address of Principal Business Office, or if none, Residence.
As to Crescent: Clarendon House 2 Church Street Hamilton H 11 Bermuda As to Cantara: 84, av. Louis Casai CH-1216 Cointrin, Geneva Switzerland

Item 2(c).	Citizenship.
As to Crescent: Bermuda As to Cantara: Switzerland
Item 2(d).	Title of Class of Securities.
Common Stock, par value $.001 per share (the “Common Stock”).
Item 2(e).	CUSIP Number.
0001084047
Item 3.	If this statement is filed pursuant to Rules 13d-1(b) or 13d-2(b), check whether the person filing is a:
Not applicable.
Item 4.	Ownership.

The information contained in Items 5 through 11 on the cover pages hereto is incorporated herein by reference.  As of the date hereof, Crescent beneficially owns 4,941,939 shares of Common Stock and has the right to acquire additional shares of Common Stock upon the (a) exercise of common stock purchase warrants held by Crescent that was issued to it by the Issuer on December 22, 2006 (the “Warrant”) and (b) conversion of a convertible debenture held by Crescent that was issued to it by the Issuer on December 22, 2006 (the “Debenture”).  However, the Warrants and the Debenture each contain a limitation prohibiting the exercise and conversion thereof, respectively, to the extent that Crescent (together with its affiliates) would beneficially own in excess of 4.99% of the outstanding Common Stock immediately after giving effect to such exercise or conversion, respectively (subject to a waiver on not less than 61 days prior notice).  Since Crescent currently beneficially owns 4.99% of the issued and outstanding Common Stock, the Warrants and Debenture are not currently exercisable and convertible, respectively, and have not been included in the calculations of the number of shares of Common Stock beneficially owned by Crescent or the number of issued and outstanding shares of Common Stock of the Issuer.

Crescent is a wholly owned subsidiary of IICG (Bahamas) Limited, a Bahamas corporation residing at Norfolk House, 10 Deveaux Street, Nassau, Bahamas.

Cantara is a wholly owned subsidiary of Faisal Finance (Luxembourg) SA (“FFL”), a Luxembourg corporation residing at 3, rue Alexandre Fleming L-1525 Luxembourg.

Cantara serves as the investment manager to Crescent, and as such has been granted investment discretion over investments including the Common Stock.  As a result of its role as investment manager to Crescent, Cantara may be deemed to be the beneficial owner, as defined in Rule 13d-3 under the Securities Exchange Act of 1934, of Common Stock held by Crescent.  However, Cantara does not have the right to receive any dividends from, or the proceeds from the sale of, the Common Stock held by Crescent and disclaims any ownership associated with such rights.  Currently, Maxi Brezzi and Bachir Taleb-Ibrahimi, in their capacity as managers of Cantara, have delegated authority regarding the portfolio management decisions of Crescent with respect to the Issuer’s securities owned by Crescent.  Neither of such persons has any legal right to maintain such delegated authority.  As a result of such delegated authority, Messrs. Brezzi and Taleb-Ibrahimi may be deemed to be the beneficial owners of Common Stock held by Crescent.  However, neither of Messrs. Brezzi or Taleb-Ibrahimi has any right to receive any dividends from, or the proceeds from the sale of, the Common Stock held by Crescent and disclaim beneficial ownership of such shares of Common Stock.

Accordingly, for the purposes of this Statement:

(i)
Crescent is reporting that it has the power solely to vote or direct the vote and the power to dispose or direct the disposition of, a total of 4,941,939 shares of Common Stock beneficially owned by it;

(ii)
Cantara is reporting that it has the power solely to vote or direct the vote and the power to dispose or direct the disposition of, a total of 4,941,939 shares of Common Stock beneficially owned by it.

Item 5.
Ownership of Five Percent or Less of a Class.  If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than 5 percent of the class of securities, check the following ☒.

Item 6.	Ownership of More than Five Percent on Behalf of Another Person.
Not applicable.
Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company.
Not applicable.
Item 8.	Identification and Classification of Members of the Group.
Not applicable.
Item 9.	Notice of Dissolution of Group.
Not applicable.
Item 10.	Certification.

By signing below, I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction which could have that purpose or effect.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: February 16, 2010

CRESCENT INTERNATIONAL LTD.

By:	CANTARA (Switzerland) SA, as Attorney-in-Fact

By:	/s/ Maxi Brezzi

Name: Maxi Brezzi
Title: Authorized Signatory

By:	/s/ Bachir Taleb-Ibrahimi
Name: Bachir Taleb-Ibrahimi
Title: Authorized Signatory

CANTARA (SWITZERLAND) SA

By:	/s/ Maxi Brezzi
Name: Maxi Brezzi
Title: Managing Director

By:	/s/Bachir Taleb-Ibrahimi
Name: Bachir Taleb-Ibrahimi
Title: Investment Manager

EXHIBIT A

AGREEMENT OF JOINT FILING

CRESCENT INTERNATIONAL LTD. and CANTARA (SWITZERLAND) SA agree that the Schedule 13G to which this Agreement is attached, and all future amendments to such Schedule13G, shall be filed on behalf of each of them.  This Agreement is intended to satisfy the requirements of Rule 13d-1(k)(1) under the Securities Act of 1934, as amended.  This Agreement may be executed in any number of counterparts, each of which shall be deemed to be in original, but all of which together shall constitute one and the same instrument.

February 16, 2010

CRESCENT INTERNATIONAL LTD.

By:	Cantara (Switzerland) SA, as Attorney-in-Fact

By:	/s/ Maxi Brezzi
Name: Maxi Brezzi
Title: Authorized Signatory

By:	/s/Bachir Taleb-Ibrahimi
Name: Bachir Taleb-Ibrahimi
Title: Authorized Signatory

CANTARA (SWITZERLAND) SA

By:	/s/ Maxi Brezzi
Name: Maxi Brezzi
Title: Managing Director

By:	/s/Bachir Taleb-Ibrahimi
Name: Bachir Taleb-Ibrahimi
Title: Investment Manager